Exhibit 99.1

Major International Insurtech Company bolttech Selects Sapiens for Complete P&C Core Transformation

Sapiens IDITSuite’s cloud-native architecture will digitalize current paper-based processes

Holon, Israel, December 8, 2022—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the deployment of its cloud-first P&C core platform IDITSuite, in addition to the Data Analytics platform Sapiens Intelligence, with bolttech, a major international insurtech.

bolttech’s legacy systems for its Hong Kong general insurance operations are being replaced by the Sapiens solution to provide greater automation and standardization, and globally available oversight on policies, risk exposures, and data. The transition to a cloud-native architecture is intended to decrease their annual infrastructure total cost of ownership (TCO) and improve their scalability and performance.

Sapiens Intelligence will provide an enterprise-wide consolidated view of the organization’s data for analytical reporting and predictive modeling to support more accurate underwriting.

“As an international and fast-growing insurtech, we have been focused on ensuring our Hong Kong business continues to be competitive in a rapidly evolving landscape,” said Alister Musgrave, General Manager, Hong Kong for bolttech. “We found that Sapiens was the ideal partner to scale and evolve the digitalization of our back-end systems.”

In addition to the core transformation and data analytics, Sapiens is providing bolttech with Cloud & Operations on all layers (Cloud Hosting and Application Management) as well as the Sapiens API Conductor (ACE). The latter will enable bolttech to launch easy-to-consume digital APIs for its digital portals and ecosystem.

“We are excited to embark on this new challenge alongside bolttech,” said Roni Al-Dor, Sapiens president and CEO. “We look forward to working together to ensure that bolttech’s Hong Kong business has all the digital tools it needs to stay ahead of the curve. In addition, it is always gratifying to enter a new market, and meeting Hong Kong’s regulatory landscape will be a worthwhile effort on our part.”

Sapiens IDITSuite is a component-based, core software solution for end-to-end core operations and processes. An award-winning Policy Administration System, it supports personal and commercial lines of business from acquisition, billing, claim, and renewal.

About bolttech

bolttech is an international insurtech with a mission to build the world’s leading, technology-enabled ecosystem for protection and insurance. bolttech serves customers in 30 markets across North America, Asia, and Europe.  With a full suite of digital and data-driven capabilities, bolttech powers connections between insurers, distributors, and customers to make it easier and more efficient to buy and sell insurance and protection products. For more information, please visit https://bolttech.io/about.

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About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

Media Contact Tally Kaplan Porat Corporate Marketing Director, Sapiens tally.kaplanporat@sapiens.com Investor’s Contact Dina Vince Head of Investor Relations, Sapiens dina.vince@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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